EXHIBIT 3.3

     At their November 25, 1997 board meeting, the Board of Directors of First Financial Holdings, Inc. amended Article III, Section 2 of the First Financial Holdings, Inc. Bylaws to read as follows:

     "SECTION 2. Number, Term and Election. The board of Directors shall consist of nine members and shall be divided into three classes as nearly equal in number as possible. The members of each class shall be elected for a term of three years and until their successors are elected or qualified. One class shall be elected by ballot annually. The board of directors shall be classified in accordance with the provisions of the Corporation's Certificate of Incorporation."